PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ____________________________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES ________ BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON ________ BEIJING BRUSSELS FRANKFURT LONDON
CONFIDENTIAL	MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

March 24, 2014

Mr. Max A. Webb

Mr. J. Nolan McWilliams

Mr. Doug Jones

Mr. Stephen Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	Tuniu Corporation (CIK No. 0001597095)

Responses to the Staff’s comment letter dated March 18, 2014

Dear Mr. Webb, Mr. McWilliams, Mr. Jones and Mr. Kim,

On behalf of our client, Tuniu Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 18, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

Securities and Exchange Commission

March 24, 2014

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on March 6, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments, including the increase of the registered capital of Nanjing Tuniu to support its expanding business operation, as disclosed in the draft registration statement confidentially submitted to the Commission on March 6, 2014.

The Company respectfully advises the Staff that in order to meet the expected timeline of the proposed offering, the Company plans to publicly file the registration statement on Form F-1 on or around April 4, 2014. The Company would greatly appreciate the Staff’s timely feedback to this submission.

General

1.	Since your financial statements are denominated in RMB, please ensure that all amounts throughout the filing presented on a US dollar (US$) basis are accompanied by the associated RMB amount. In particular, conform amounts presented in note 9 of the notes to the financial statements, including the table on page F-29, and per share and stock option amounts wherever presented in the filing, on this basis.

In response to the Staff’s comment, the Company has revised the disclosure to provide all amounts presented on a US dollar (US$) basis, other than par value of the Company’s shares, certain offering-related figures and option exercise prices and the related fair value figures, with the associated RMB amounts. In particular, the Company respectfully advises the Staff that the option exercise price was determined on each transaction day between the relevant employee and the Company in US dollars. As such, it was fixed on the transaction day and will not subsequently change. Inclusion of the associated RMB amounts at each subsequent reporting date may create an impression that the option exercise prices are affected by currency fluctuations.

Securities and Exchange Commission

March 24, 2014

2.	We note you intend to file the Fifth Amended and Restated Memorandum and Articles of Association as an exhibit to a subsequent amended registration statement. Please provide sufficient time for our review as we may have comments upon review of the exhibit.

The Company confirms that it will provide the Staff with the Fifth Amended and Restated Memorandum and Articles of Association as an exhibit in a subsequent submission as soon as they are ready.

Prospectus Summary, page 1

Our Business, page 2

3.	Please balance your disclosure in the first full paragraph on page 2 with the disclosure you have included on pages 65 and 68 in response to our prior comment 15.

In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Revised Draft Registration Statement.

Summary Consolidated Financial Data and Operating Data, page 10

4.	Refer to your response to prior comment 9. Please clarify in a note to the measure “net loss per ADS” presented on page 11 that the denominator of the measure is the weighted average number of ordinary shares outstanding during the period, converted into ADSs, as indicated in your response. In so doing, clarify what you consider to be an ordinary share for purposes of the measure (for example, state if true that ordinary shares include both Class A and Class B ordinary shares to be outstanding upon completion of the offering). If Class B ordinary shares are not included in the denominator, please explain to us why their exclusion is proper. Also, clarify what the “certain number” of class A ordinary shares indicated in your response represents. If the measure is intended to be on a “pro forma” basis that reflects the effects of the offering and other impacts on your financial instruments that are to occur prior to completion of the offering, please clarify this as well.

The Company respectfully advises the Staff that for the purpose of the disclosure on page 10, the Company includes all ordinary shares outstanding as of December 31, 2011, 2012 and 2013 for the purpose of calculating net loss per ordinary share, which would then be converted into “net loss per ADS” using the ADS to Class A ordinary share ratio. “Certain number” of Class A ordinary shares in the Company’s prior response refers to the number of Class A ordinary shares that each ADS will represent and such number will be determined when the Company files the registration statement that includes a red-herring prospectus.

Securities and Exchange Commission

March 24, 2014

Once the offering is completed, both Class A and Class B outstanding ordinary shares will be taken into consideration when computing net loss per ordinary share, as both classes of ordinary shares are identical in all respects, except for voting rights and conversion rights.

The purpose of including “net loss per ADS” was to provide investors with additional information that the Company believed might be helpful. Given that this is purely an arithmetical calculation derived from net loss per ordinary share and in light of the potential confusions it may cause as the Staff has indicated in the comment, the Company has decided to remove such net loss per ADS from the Revised Draft Registration Statement.

Management’s Discussion and Analysis, page 65

Overview, page 65

5.	We note your revised disclosure that if you fail to effectively reduce your costs and expenses as a percentage of your net revenues that you may not be able to achieve and maintain profitability. If you have undertaken or plan to undertake initiatives to reduce operating costs and expenses other than those for research and product development and sales and marketing, please discuss this in MD&A.

The Company respectfully advises the Staff that as disclosed on pages 63, 66, 67, 90 and 91 of the Revised Draft Registration Statement, the Company expects that (i) its research and product development expenses will increase in the near term, as it plans to hire additional research and product development personnel; (ii) its sales and marketing expenses will increase in the near term, as it plans to increase its sales and marketing efforts, including advertising campaigns, to increase its market share; and (iii) its general and administrative expenses will also increase in the near term, as it plans to hire additional general and administrative personnel and incur additional costs in connection with the expansion of its business, being a public company and the increase in share-based compensation expenses. As a result, the Company respectfully advises the Staff that its operating costs and expenses are expected to increase in absolute amounts in the recent future. Therefore, the Company believes it will be prudent not to highlight the Company’s initiatives to reduce operating costs and expenses.

Securities and Exchange Commission

March 24, 2014

Selected Income Statement Items, page 65

Cost of Revenues, page 67

6.	Refer to your response to our prior comment 14. You state there are components of costs of revenues other than costs to suppliers that are common to all of your travel products and services. If it is true that you are not able to reasonably allocate such common costs to the cost of revenues for each type of revenue generated as presented on your statements of comprehensive loss, please disclose this fact and why you are not able to do so. Also, disclose that “costs to suppliers” is attributed solely to revenues of organized tours. If you are not able to reasonably allocate common costs, disclose here, and preferably also on the face of the statements of comprehensive loss, separate components of cost of revenues for “costs to suppliers for organized tours” and “costs common to all revenue types” or similar descriptions as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 66 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that it believes a detailed break-down of its cost of revenues on the face of its statements of comprehensive loss is not necessary. To address the Staff’s comment, the Company has included the break-down in the tabular form under the heading of Cost of Revenues on page 66 of the Revised Draft Registration Statement.

7.	In the first sentence on page 67 under the heading of “Cost of Revenues” you state cost of revenues as a percentage of net revenues. Please present such ratio based on the revenue to which the cost is attributed, consistent with any revisions to your presentation you make in response to the above comment. In this regard, revise the disclosure in the second sentence of the last paragraph on page 65 in the “Overview” consistent with this comment and the comment above, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 63, 65, 90 and 91 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 24, 2014

Critical Accounting Policies and Estimates, page 69

Share-Based Compensation, page 72

8.	We note your response to our previous comment 17 stating that the fair value of previous awards will not change unless there is a modification of the stock awards. Our previous comment is in regard to the potential for changes in the estimates you use to determine the fair value of future awards in computing your share-based compensation after the offering is completed. For example, estimates, such as expected volatility, exercise multiple, expected forfeiture rate, weighted average cost of capital, discount for lack of marketability, income approach to name a few, may change or may not be necessary once the underlying shares begin trading. Please advise and revise as appropriate.

The Company respectfully advises the Staff that certain estimates used to determine the fair value of future awards will change once the underlying shares begin trading. In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Revised Draft Registration Statement.

Business, page 90

Our Strategies, page 93

9.	We note your response to our prior comment 27. Please discuss in more concrete terms your plans with respect to expanding product offerings, strengthening supply chain management, and investments in technology infrastructure, including budgets and timeframes. We note in this regard that you contemplate using a portion of the proceeds of the offering for each of these strategies. For those strategies that you pursue as part of continuing efforts for which you do not have concrete budgets and timeframes, briefly discuss how you intend to measure the effectiveness of each of those strategies.

In response to the Staff’s comment, the Company has revised its disclosure on pages 93 and 94 of the Revised Draft Registration Statement.

Regulations on Offshore Financing, page 115

10.	We note your response to our prior comment 29. Please remove the “to our knowledge” qualifier with respect to your directors, officers, or affiliates who are PRC citizens and who have registered with the local SAFE branch as required by SAFE Circular 75. Alternatively, explain to us why it is appropriate to make such qualified statements with respect to these persons.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Revised Draft Registration Statement.

Securities and Exchange Commission

March 24, 2014

Taxation, page 151

United States Federal Income Tax Considerations, page 152

11.	We note your response to our prior comment 33. It is not appropriate to characterize this discussion as a “summary” given that you appear to have filed a short-form opinion of U.S. tax counsel. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Revised Draft Registration Statement.

12.	In this regard, please also name U.S. tax counsel in this section and clarify that the discussion presented is the opinion of counsel.

In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Revised Draft Registration Statement.

Note 9. Convertible Preferred Shares, page F-26

13.	Refer to your response to our prior comment 40. We believe the substance of the 2,864,673 Series A preferred shares issued to Gobi that were redesignated into 2,864,673 Series D preferred shares and transferred to Esta in August 2013 is the same as the 3,628,579 Series A preferred shares held by Gobi that were redesignated into 3,628,579 Series D preferred shares and transferred to other parties in August 2013. It appears in both cases that you transferred value to the ultimate recipient in the form of Series D shares for which you received consideration, and the Series D shares had a higher value than the Series A preferred shares from which they were redesignated. Accordingly, we believe your accounting should be similar. In this regard, we believe the 2,864,673 redesignated Series D shares should be recorded at a fair value per share equal to the fair value per share of US$2.95 for the 15,278,220.00 Series D shares contemporaneously sold to Esta, for this sale appears to represent their true fair value. In connection with this, we do not see a basis to attribute the value of the Series A shares redesignated as Series D shares to the value of such Series D shares. As a result, we believe you should record the excess of the fair value of US$8.45 million (2,846,673 shares at a per share fair value of US$2.95) transferred over the US$5.0 million consideration received in accumulated deficit and reported as a deemed dividend on the statement of comprehensive loss. Please revise your financial statements for 2013 and related disclosures accordingly.

Securities and Exchange Commission

March 24, 2014

The Company respectfully advises the Staff that the Company negotiated with Esta to sell 18,142,893 Series D preferred shares at approximately US$2.76 per share for a total purchase price of US$50,000,000. The US$2.76 per share amount is equivalent to the fair value of the Series D preferred shares noted in a third-party independent valuation report. The negotiated purchase price was received by the Company as follows:

a)	US$45,000,000 paid directly from Esta to the Company; and

b)	US$5,000,000 paid from Esta to the Company utilizing Gobi as an intermediary.

The reissuance of 2,864,673 of previously repurchased Series A preferred shares, the redesignation of those Series A preferred shares to Series D preferred shares, and the US$5,000,000 payment being sent to Gobi and then to the Company was performed only to cure a mismatch between the records at the State Administration of Foreign Exchange, or SAFE, and the Company’s share registry. As SAFE’s records could only be updated for preferred share redesignations but not preferred share repurchases, that process needed to be followed. Gobi acted simply as an intermediary to the transaction, delivering Series D preferred shares to Esta and delivering US$5,000,000 to the Company.

The redesignation described above is economically different than the redesignation of the 3,628,579 of Series A preferred shares to Series D preferred shares. These shares were redesignated in order for Gobi to realize value on the sale of the newly redesignated Series D preferred shares to DCM V, L.P. and Affiliates.

Below is a table that outlines the consideration transferred amongst the parties in each redesignation to illustrate that: (a) the Company collected the full fair value of the 18,142,893 Series D preferred shares at US$2.76 per share, and (b) Gobi, as the intermediary, delivered Series D preferred shares to Esta and US$5,000,000 to the Company.

Securities and Exchange Commission

March 24, 2014

	Number of Shares				(Payer) / Payee
(US$)	Series A	Series D	Purchase Price per Share	Total Purchase Price	Gobi		Company	Series D Investor
2011 Repurchase
Company repurchased from Gobi Series A preferred shares at US$1.7454 per share.	(2,864,673)		$1.7454	$(5,000,000)		$5,000,000	$(5,000,000)

2013 Redesignation and Issuance – Esta
Company reissued to Gobi Series A preferred shares at US$1.7454 per share.	2,864,673		$1.7454
Company redesignated Series A preferred shares and Esta purchased from Gobi 2,864,673 Series D preferred shares at US$1.7454 per share.	(2,864,673)	2,864,673		$5,000,000	$ $	5,000,000 (5,000,000)	$5,000,000	$(5,000,000)
Esta purchased 15,278,220 Series D preferred shares at US$2.9454 per share.		15,278,220		$45,000,000			$45,000,000	$(45,000,000)

	—	18,142,893	$2.7559 (average purchase price per share)	$50,000,000		$—	$50,000,000	$(50,000,000)

2013 Redesignation and Issuance - DCM
Company redesignated Series A preferred shares.	(3,628,579)	3,628,579	$2.7559	$10,000,000		$10,000,000		$(10,000,000)
DCM purchased from Gobi 3,628,579 Series D preferred shares at US$2.7559 per share.

	(3,628,579)	3,628,579		$10,000,000		$10,000,000	$—	$(10,000,000)

Based on the explanation presented above, the Company will not revise the financial statements and related disclosures to reflect the deemed dividend, as the Company believes it did not give away value in redesignating the 2,864,673 shares, and recognizing a deemed dividend would not reflect the economic substance of the transaction.

14.	To help us better understand the activity and amounts reported for Series D preferred shares during the year ended and at December 31, 2013, please reconcile the currency amounts presented in the table on page F-29 here, on both a US$ and RMB basis, to the corresponding amounts reported on the statement of cash flows and balance sheet. In so doing, correlate amounts in this reconciliation to amounts related to Series D shares disclosed in this note, for example, issuance costs, or that may exist in other notes to the financial statements.

Securities and Exchange Commission

March 24, 2014

In response to the Staff’s comment, the Company prepared the following reconciliation of the currency amounts in US$ and RMB presented in the table on page F-29 of the Revised Draft Registration Statement to the corresponding amounts reported on the consolidated balance sheets, statements of comprehensive loss, statements of changes in shareholders’ deficit, and statements of cash flows. Additionally, the reconciliation table below also shows the correlation of issuance cost of each series of preferred shares to the disclosure in note 9 to the financial statements.

Securities and Exchange Commission

March 24, 2014

	Series A Preferred Shares			Series B Preferred Shares			Series C Preferred Shares			Series D Preferred Shares
	Shares	Amount (USD)	Amount (RMB)	Shares	Amount (USD)	Amount (RMB)	Shares	Amount (USD)	Amount (RMB)	Shares	Amount (USD)	Amount (RMB)
Consolidated balance sheet as of December 31, 2012 (1)	17,135,327	1,686,802	11,598,043	21,564,115	7,160,030	48,890,116	25,782,056	44,248,768	290,255,691	—	—	—
Issuance cost (2)	—	26,731	182,576	—	339,970	2,321,384	—	751,232	4,927,809	—	—	—
Balance as of December 31, 2012	17,135,327	1,713,533	11,780,619	21,564,115	7,500,000	51,211,500	25,782,056	45,000,000	295,183,500	—	—	—
Issuance of Series D Preferred Shares (3)	—	—	—	—	—	—	—	—	—	15,278,220	45,000,000	277,605,000
Issuance of Series A Preferred Shares (3)	2,864,673	5,000,000	30,723,500	—	—	—	—	—	—	—	—	—
Redesignation of Series A to Series D Preferred Shares	(2,864,673)	(5,000,000)	30,723,500	—	—	—	—	—	—	2,864,673	5,000,000	30,723,500
Redesignation of Series A to Series D Preferred Shares (4)	(3,628,579)	(362,859)	(2,237,600)	—	—	—	—	—	—	3,628,579	10,000,000	61,666,000
Balance as of December 31, 2013	13,506,748	1,350,674	9,543,019	21,564,115	7,500,000	51,211,500	25,782,056	45,000,000	295,183,500	21,771,472	60,000,000	369,994,500
Issuance cost (2)	—	(26,731)	(182,576)	—	(339,970)	(2,321,384)	—	(751,232)	(4,927,809)	—	(333,848)	(2,059,507)
Translation difference (1)	—	222,292	—	—	916,042	—	—	3,698,056	—	—	1,112,379	—
Consolidated balance sheet as of December 31, 2013 (1)	13,506,748	1,546,235	9,360,443	21,564,115	8,076,072	48,890,116	25,782,056	47,946,824	290,255,691	21,771,472	60,778,531	367,934,993

(1)	Balances of preferred shares on the consolidated balance sheets were translated using the rate of US$1.00 = RMB6.0537 for the convenience of the reader, as disclosed in note 2(c). Balances as disclosed in the roll-forward reconciliation above were translated into RMB using historical exchange rate on the day the transactions were entered.
(2)	Issuance costs in RMB for each series of the preferred shares agreed to the disclosure on page F-27 of the Revised Draft Registration Statement.
(3)	US$45 million was received in August 2013, which was translated to RMB277,605,000 on the day proceeds were received. US$5 million was received in November 2013, which was translated to RMB30,723,500 when proceeds were received. Total proceeds from issuance of series D preferred shares, net of issuance cost, was RMB 306,268,993, which is off from the amount disclosed on the consolidated statements of cash flows by RMB91,480 due to unpaid issuance cost as of December 31, 2013.
(4)	The difference between the Series A Preferred Shares and the Series D Preferred Shares amount of RMB59,428,400 represents the difference in value and is recorded as deemed dividends on the consolidated statements of comprehensive loss and consolidated statements of changes in shareholders’ deficit.

Securities and Exchange Commission

March 24, 2014

Note 14. Unaudited Pro Forma Loss Per Share for Conversion of Preferred Shares, page F-34

15.	Refer to your response to prior comment 42. Please explain to us how you will account for the issuance costs associated with each series of preferred shares when each series will no longer exist because they are to be automatically converted into Series B ordinary shares prior to completion of your offering.

The Company respectfully advises the Staff that the issuance costs associated with each series of mezzanine equity classified preferred shares, which are currently recorded as a reduction of proceeds from issuance of each series of preferred shares, will be reflected as a reduction to additional paid-in capital upon automatic conversion of preferred shares into Class B ordinary shares prior to completion of the offering. The Company believes that this accounting treatment is consistent with how a company would account for issuance costs incurred with offering of equity securities as discussed in ASC 340-10-S99-1, and how a company would account for a reclassification from temporary equity into permanent equity as discussed in ASC 480-10-S99-3A.

Exhibit 5.1

16.	We note that each of exhibits 5.1, 8.2, 8.3 and 99.2 is undated and each of exhibits 8.2, 8.3, and 99.2 is not signed. Please have counsel file signed and dated opinions with bracketed information included prior to effectiveness.

The Company confirms that it will have its counsel file signed and dated opinions with bracketed information included prior to effectiveness.

17.	Please have counsel revise its opinion to remove the implication that the scope of the opinion is limited solely to the documents in Schedule 1. Alternatively, please have counsel clarify that it has examined all documents it deems necessary to form its opinion.

In response to the Staff’s comment, the Company has had its counsel revise its opinion, and is submitting the revised form of the opinion as Exhibit 5.1 to the Revised Draft Registration Statement.

18.	Please have counsel revise the second to last paragraph on page 2 to clarify that it consents to the prospectus discussion of its opinion. Refer to section 7 of the Securities Act of 1933 and, for guidance, section IV of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please have counsel similarly revise exhibits 8.2 and 8.3.

Securities and Exchange Commission

March 24, 2014

In response to the Staff’s comment, the Company has had its counsel revise the second last paragraph of its opinion to consent to the prospectus discussion of its opinion, and is submitting the revised form of the opinion as Exhibit 5.1 to the Revised Draft Registration Statement. Similar revisions have been made to Exhibits 8.2 and 8.3 to the Revised Draft Registration Statement.

Exhibit 8.2

19.	Counsel states in the fifth paragraph on page 2 that in its opinion, “the discussion set forth in the Registration Statement” of the material U.S. federal income tax consequences “constitutes… a fair and accurate summary.” Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please have counsel revise accordingly. For guidance, refer to section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

In response to the Staff’s comment, the Company is submitting the revised form of the Exhibit 8.2 opinion together with the Revised Draft Registration Statement.

Exhibit 8.3

20.	Counsel states in the second paragraph on page 2 that in its opinion, “the statements made in the Registration Statement” with respect to PRC tax laws and regulations or interpretations “constitute true and accurate descriptions of the matters described therein….” Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please have counsel revise accordingly. For guidance, refer to section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

In response to the Staff’s comment, the Company has had its counsel revise the opinions, and is submitting the revised form of the opinion as Exhibit 8.3 to the Revised Draft Registration Statement.

Exhibit 99.2

21.	It is inappropriate for counsel to assume that documents it has reviewed have not been revoked, amended varied, cancelled, or supplemented. Please have counsel revise assumption (c) on page 3 accordingly.

In response to the Staff’s comment, the Company has had its counsel remove assumption (c) from its opinion, and is submitting the revised form of the opinion as Exhibit 99.2 to the Revised Draft Registration Statement.

Securities and Exchange Commission

March 24, 2014

22.	Please have counsel remove the “to our knowledge” qualifier from opinion paragraph (ii) on page 4 and paragraph (iv) on page 5. These qualifiers inappropriately limit the scope of counsel’s opinion. Instead, if appropriate, counsel may rely as to matters of fact on officer’s certificates.

In response to the Staff’s comment, the Company has had its counsel revise paragraphs (ii) and (iv) in its opinion, and is submitting the revised form of the opinion as Exhibit 99.2 to the Revised Draft Registration Statement.

23.	Please have counsel revise the last paragraph on page 5 to consent to being named in the registration statement. Refer to section 7 of the Securities Act of 1933 and, for guidance, section IV of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please have counsel similarly revise exhibits 8.2 and 8.3.

In response to the Staff’s comment, the Company has had its counsel revise the last paragraph of its opinion to consent to being named in the registration statement, and is submitting the revised form of the opinion as Exhibits 8.2, 8.3 and 99.2 to the Revised Draft Registration Statement.

*            *             *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned at +852 3740-4863 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation
Conor Chia-hung Yang, Chief Financial Officer, Tuniu Corporation
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP
Matthew Bersani, Partner, Shearman & Sterling LLP
Shuang Zhao, Partner, Shearman & Sterling LLP